UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-08637

Investment Company Act File Number

The Pacific Corporate Group Private Equity Fund

(exact name of registrant as specified in its charter)

Delaware	33-0780626
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1200 Prospect Street, Suite 200, La Jolla, California	92037
(Address of principal executive offices)	(Zip Code)

(858) 456-6000

(Registrant’s telephone number)

Part I -- Rule 8b-25

The Pacific Corporate Group Private Equity Fund (the “Fund”) files this Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q, which is filed pursuant to Rule 30b1-5 under the Investment Company Act, be extended from March 2, 2009 to May 1, 2009 as provided in Rule 8b-25.  This Application is substantially identical to the Application filed by the Fund in January 2008.

Narrative:

The Fund is a Delaware business trust that was formed on September 22, 1997 and completed the initial offering of its shares in a private placement to accredited investors and began operations on February 9, 1998.  The Fund is registered under the Investment Company Act as a closed-end management investment company.  The Fund is scheduled to terminate on December 31, 2009, subject to extension in the sole discretion of the Fund’s Trustees, for up to three additional one-year periods.

The objective of the Fund is to achieve rates of return superior to public market investment alternatives, while reducing risks through the diversification of investments within the private market.  The Fund seeks to achieve this objective through selected private market equity and equity-related investments primarily in a portfolio of private equity funds (“Private Equity Fund Investments”) and, with respect to up to 25% of committed capital, direct investment in private or public operating companies (“Direct Investments”).

Rule 30b1-5 under the Investment Company Act requires that registered management investment companies file a quarterly report on Form N-Q not more than 60 days after the close of their first and third quarters of each fiscal year disclosing a schedule of portfolio holdings as of the close of such quarters.  The Fund has a fiscal year that ends on March 31 and thus is required to file Form N-Q with regard to its quarters ending December 31 and June 30.  Form N-Q requires that the Fund’s chief executive officer and its chief financial officer certify as to the accuracy of financial information included in the Form N-Q.

The Private Equity Fund Investments, whose fair value comprised 87.4% of the Fund’s portfolio investments (excluding cash and cash equivalents) at September 30, 2008, each have December 31 fiscal year ends and in most cases do not provide the Fund with their December 31 audited financial information until April.  In order to complete their financial statements, the Private Equity Fund Investments must obtain the audited December 31 financial information from their portfolio companies and, in turn, incorporate the results of the portfolio companies into their own audited financial statements.  Further, a substantial portion of the portfolio companies of the Private Equity Fund Investments are private companies for which the Fund has no ability to obtain information other than through the Private Equity Fund Investments.  Similarly, the Direct Investments held by the Fund are currently entirely comprised of private companies with fiscal year ends of December 31.  Financial information with regard to these investments is not typically received by the Fund prior to March 2nd.

As a result, although the Fund is required to file a Form N-Q by March 2nd, it will not receive the financial information necessary to complete the Schedule of Portfolio Holdings from its portfolio investments prior to that date.  In the absence of that information the Fund is not able to produce reliable valuations appropriate for inclusion in the Schedule of Portfolio Holdings required to be contained in the Form N-Q.  In addition, by March 2nd the Fund’s CEO and CFO will not have a sufficient basis upon which to certify the Schedule of Portfolio Holdings as required by the Form N-Q.

The Fund notes that the stated purpose of the Commission in adopting the quarterly filing requirement was to make public the holdings of registered management investment companies on a more frequent basis so that investors would be informed of the holdings.  Since its inception, on a quarterly basis the Fund has distributed to its shareholders full financial statements, including a schedule of portfolio investments, once it receives the information necessary to complete the financial statements.  Although the distribution of this information does not occur by March 2nd, because the Fund’s portfolio is comprised primarily of illiquid, long-term investments, the schedule of portfolio holdings for the Fund does not change significantly from quarter to quarter.  In addition, the listed investments are largely private entities for which investors will be generally unable to obtain information from other sources.  The Fund has fully invested or committed for investment all of its capital available for investment and will not make any new investments, other than potential follow-on investments in existing portfolio companies.  The Private Equity Fund Investments typically have terms of ten to fifteen years and the Fund has never disposed of a Private Equity Fund Investment.  Similarly, the Fund’s Direct Investments are long-term, illiquid private investments.  The Fund notes that its roster of portfolio investments has not changed since January 2004, other than for the deletion of one Direct Investment that was written off, six other Direct Investments that were disposed of, the liquidation of one Private Equity Fund Investment and a change in a name of one Private Equity Fund Investment.

The Fund also believes that the extension of time requested in this Application will not disadvantage trading in its shares since there has been no significant trading of interests in the Fund from inception.  The shares were initially offered in a private placement and no trading market exists for the shares.  During 2008, none of the 108,660 outstanding shares were transferred by investors.

Rule 8b-25 under the Investment Company Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish a required report.  The facts and circumstances described above clearly indicate that it is impractical for the Fund to furnish a Form N-Q by March 2nd.  Further, the Fund strongly believes that the requested relief is consistent with the policies and purposes of the Investment Company Act as well as the protection of investors.  Finally, it is noted that the Fund previously obtained extensions of time with respect to the filing of its Form N-Q for the periods ended December 31, 2004, December 31, 2005, December 31, 2006 and December 31, 2007 through the filing of applications substantially identical to this Application.

Part II -- Other Information

(1) Name and telephone number of person to contact with respect to this notification:

Quyen Dao-Haddock	858	456-6000
(Name)	(Area Code)	(Telephone Number)

SIGNATURES

The registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

THE PACIFIC CORPORATE GROUP PRIVATE EQUITY FUND

By:	/s/ Quyen Dao-Haddock
Quyen Dao-Haddock
Vice President, Treasurer and Secretary

January 20, 2009

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, as amended, The Pacific Corporate Group Private Equity Fund declares that this Application is signed by Quyen Dao-Haddock, Vice President, Treasurer and Secretary of said Fund, pursuant to the general authority vested in her as such by its Second Amended and Restated Declaration of Trust, dated February 9, 1998, as amended, by its By-Laws and by a resolution of the Board of Trustees dated October 3, 2007.

THE PACIFIC CORPORATE GROUP PRIVATE EQUITY FUND

By:           /s/ Christopher J. Bower
Christopher J. Bower
President

Dated:   January 20, 2009

State of: California
County of: San Diego,  ss.:

The undersigned being duly sworn deposes and says that she has duly executed the attached Application of Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended, dated January 20, 2009 for and on behalf of The Pacific Corporate Group Private Equity Fund; that she is the duly elected and qualified Vice President, Treasurer and Secretary of The Pacific Corporate Group Private Equity Fund; and that all action necessary to authorize deponent to execute and file such an instrument has been taken.  Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

                                /s/ Quyen Dao-Haddock
Quyen Dao-Haddock
Vice President, Treasurer and Secretary

Subscribed and sworn to before
me, a Notary Public, this 20th
day of January, 2009.
/s/ Deborah Baker

My commission expires June 13, 2010